

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

July 30, 2010

Via U.S. Mail and Fax (804) 560-4076

G. Scott Faison
Senior Vice President, Finance and
Chief Financial Officer
Colfax Corporation
8730 Stony Point Parkway, Suite 150
Richmond, VA 23235

> **Re:    Colfax Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-34045**

Dear Mr. Faison:

We have reviewed your filing and correspondence dated July 7, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 8.  Financial Statements

Note 18.  Commitments and Contingencies, page 74

1.    We refer to your response to prior comment 3.  With respect to the significant increase in the asbestos liability recorded in the third quarter of 2009, in future filings, please clarify that the analysis performed in that quarter indicated that a

statistically significant increase in the number of mesothelioma claims filings had occurred and was expected to continue, as described in your response.


You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,


Brian Cascio
Accounting Branch Chief